











INVEST IN **LOTUS (YC S22)**

Automating custom usage-based pricing for businesses

LOTUS
Y
Combinator

uselotus.io San Francisco California

Technology | Fintech & Finance | Y Combinator | B2B | SaaS

LEAD INVESTOR

Alain Glanzman

As an early-stage investor you occasionally have the good fortune of backing a company solving a big, relevant problem in the market. Other times you get to work with a founder that has had success in other areas of their life and is working on their first startup. However, rarely do you get the opportunity to be invested in both sides of the coin. This opportunity is exactly what Nantucket Ventures saw in this pair of formidable MIT CS grads taking on the massive challenge of usage-based SaaS pricing.

Invested $1,000 this round

Highlights

1. Team of former quants from MIT
2. From first commit to launch in 3 months
3. $900k raised
4. 3 design partners already secured

Our Team

Mikael Nida Co-Founder & CEO

Mikael graduated from MIT with two degrees in CS and Physics and has worked at a range of companies from D.E. Shaw to Lyft. He saw how efficient pricing models could be when paired with large amounts of data.

Diego Escobedo Co-Founder & CTO

Graduated from MIT in CS and Engineering. Previously at Google, Goldman Sachs, and Citadel. Sound foundation in ML research, algorithms, and systems.

Pitch



LOTUS

Open-core pricing and billing engine for SaaS

Lotus is an open-core pricing and billing engine. We enable API companies to automate their custom usage-based pricing for any metric. Rather than guess on how to charge their customers, Lotus provides companies with powerful new tools from metering to invoicing to testing new pricing.

Team of former quants from MIT



Mikael Nida
CEO





Diego Escobedo
CTO



Our team met at MIT studying

SaaS companies price incorrectly because billing is technically complex.

By 2024, 80% of SaaS will use usage-based pricing





https://techcrunch.com/2021/11/23/inside-the-rapid-rise-of-usage-based-pricing/

In-House Billing System	Lotus Metering + Pricing
• Expensive to build & maintain	• Cheaper and simple for non-engineers to update
• Opaque revenue insights	• Real time revenue visibility & optimization

Open-core is easy to use, customizable & secure

Open Core + Cloud
LOTUS
KILL BILL
Only Flat Subscriptions
Usage-Based + Hybrid Pricing
zuora
stripe
METRONOME
Only Cloud

We've built extremely fast in a short amount of time

- **Jul** — First commit
- **Aug 9** — Public Repo: API v0 ([Codebase])
- **Aug 22** — 3 Design Partners
- **Oct** — v1 Launch

Our market grows as usage-based pricing accelerates

$7.0B

$720B (SaaS Market in 2028) x 1.0% of revenue

Forward looking projections cannot be guaranteed.

Our self-hosted software is free on GitHub, and we offer a paid cloud version and enterprise tier for support.

Lotus will enable every software to price based on *any* metric